UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

AZTECA ACQUISITION CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE OF $0.0001 PER SHARE

(Title of Class of Securities)

05501E201
(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☐    Rule 13d-1(c)

☒    Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05501E201

1.	Name of Reporting Persons. I.R.S. Identification Nos. of Reporting Persons (Entities Only) Azteca Acquisition Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group(See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power 2,400,000
6. Shared Voting Power 0
7. Sole Dispositive Power 2,400,000
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,400,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 19.2%
12.	Type of Reporting Person (See Instructions) OO

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CUSIP No. 05501E201

1.	Name of Reporting Persons. I.R.S. Identification Nos. of Reporting Persons (Entities Only) Gabriel Brener*
2.	Check the Appropriate Box if a Member of a Group(See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power 2,400,000
6. Shared Voting Power 0
7. Sole Dispositive Power 2,400,000
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,400,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 19.2%*
12.	Type of Reporting Person (See Instructions) IN

* Mr. Brener is the sole member of Azteca Acquisition Holdings, LLC and has sole voting and dispositive power over Azteca Acquisition Holdings, LLC and as a result he may be deemed to be the beneficial owner of any shares owned by Azteca Acquisition Holdings, LLC.

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Item 1(a).	Name of Issuer

Azteca Acquisition Corporation (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

421 N. Beverly Drive, Suite 300, Beverly Hills, CA 90210

Item 2(a).	Names of Persons Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)   Azteca Acquisition Holdings, LLC (“Azteca Holdings”);

ii) Gabriel Brener (“Mr. Brener”).

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

i)  the Principal Business Office of Azteca Holdings is 421 N. Beverly Drive, Suite 300, Beverly Hills, CA 90210

ii) Mr. Brener’s address is c/o Azteca Acquisition Holdings LLC, 421 N. Beverly Drive, Suite 300, Beverly Hills, CA 90210

Item 2(c).	Citizenship

i)  Azteca Holdings is a Delaware limited liability company;

ii) Mr. Brener is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.0001 per share

Item 2(e).	Cusip Number

05501E201

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Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

Disclosure for each Reporting Person:

(a)	Amount beneficially owned: 2,400,000
(b)	Percent of class: 19.2%

(c)	(i)	Sole power to vote or direct the vote: 2,400,000 Shares
	(ii)	Shared power to vote or direct the vote: 0
	(iii)	Sole power to dispose or direct the disposition: 2,400,000 Shares
	(iv)	Shared power to dispose or direct the disposition of: 0

710,294 shares of common stock of the Issuer beneficially owned by Reporting Persons are subject to forfeiture as follows: (1) 365,909 shares of common stock are subject to forfeiture in the event the last sales price of the Issuer's shares of common stock do not equal or exceed $15.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within at least one 30-trading day period within 36 months following the closing of the Issuer's initial business combination and (2) 344,385 shares will be subject to forfeiture in the event the last sales price of the Issuer's shares of common stock does not equal or exceed $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within at least one 30-trading day period within 36 months following the closing of the Issuer's initial business combination.

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Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

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SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2012	Azteca Acquisition Holdings LLC

	By:	/s/ Gabriel Brener
Name: Gabriel Brener
Title: Sole Member

	By:	/s/ Gabriel Brener
Name: Gabriel Brener

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EXHIBIT 1

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

February 13, 2012	Azteca Acquisition Holdings LLC

	By:	/s/ Gabriel Brener
Name: Gabriel Brener
Title: Sole Member

	By:	/s/ Gabriel Brener
Name: Gabriel Brener

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